FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Participation in the project of the development of nickel mine and building a processing plant in New Caledonia

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 1, 2004

Commission File Number    09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

TABLE OF CONTENTS

Signatures
Consolidated Financial Results for the Six-Month Period Ended September 30, 2004
Statements of Consolidated Income
Consolidated Balance Sheets
Liabilities and Shareholders’ Equity
Statements of Consolidated Shareholders’ Equity
Statements of Consolidated Cash Flows
Basis of Financial Statements and Summary of Significant Accounting Policies
Net Income per Share
Segment Information
Marketable Securities

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2004

MITSUI & CO., LTD.

By:	/s/ Tasuku Kondo Name: Tasuku Kondo Title: Executive Director Executive Vice President Chief Financial Officer

Consolidated Financial Results for the Six-Month Period Ended September 30, 2004

[Based on accounting principles generally accepted in the United States of America (“U.S. GAAP”)]

Tokyo, October 29, 2004 — Mitsui & Co., Ltd. announced its consolidated financial results for the six-month period ended September 30, 2004.

Mitsui & Co., Ltd. and subsidiaries
(Web Site : http://www.mitsui.co.jp)

President and Chief Executive Officer : Shoei Utsuda
Investor Relations Contacts : Satoshi Tanaka, General Manager, Investor Relations Division TEL 81-3-3285-7533

1.	Consolidated financial results for the six-month period ended September 30, 2004 (Unaudited) (from April 1, 2004 to September 30, 2004)

(1) Consolidated operating results information

			Income from continuing
			operating before income
			taxes, minority interests and				Total trading
	Revenues		equity in earnings		Net income		transactions
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
Six-month period ended September 30, 2004	1,730,581	20.2	119,022	157.8	62,101	140.5	6,722,917	13.1
Six-month period ended September 30, 2003	1,440,166	7.3	46,173	28.4	25,822	4.2	5,946,101	9.0

Year ended March 31, 2004	2,975,998		88,805		68,387		12,277,173

	Net income per	Net income per
	share, basic	share, diluted
	Yen	Yen
Six-month period ended September 30, 2004	39.24	36.97
Six-month period ended September 30, 2003	16.33	15.48

Year ended March 31, 2004	43.25	40.89

Notes:

1.	For the year ended March 31, 2004, the revenue presentation was changed in the Statements of Consolidated Income in a manner consistent with the accounting guidance in Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force Issue (“EITF”) No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.” The figures in the Statements of Consolidated Income for the six-month period ended September 30, 2003 have been restated to conform to the current period presentation.

2.	Equity in earnings of associated companies — net for the six-month periods ended September 30, 2004 and 2003, and for the year ended March 31, 2004 were ¥26,233 million, ¥16,096 million and ¥40,078 million, respectively.

3.	Average number of shares outstanding during the six-month periods ended September 30, 2004 and 2003, and for the year ended March 31, 2004 were 1,582,499,369, 1,581,282,600 and 1,581,195,023, respectively.

4.	Change in accounting principles applied : No

5.	Percentage figures for Revenues, Income from continuing operations before income taxes, minority interests and equity in earnings, Net income, and Total trading transactions for the six-month period represent changes from the corresponding six-month period of the previous year.

6.	Parentheses represent negative figures or decreases.

7.	Total trading transactions are a voluntary disclosure as permitted by EITF No. 99-19, and represent the gross transaction volume or the aggregate nominal value of the sales contracts in which Mitsui & Co., Ltd. and its subsidiaries (the “companies”) act as principal and transactions in which the companies serve as agent. Total trading transactions should not be construed as equivalent to, or a substitute or a proxy for, revenues, or as an indicator of the companies’ operating performance, liquidity or cash flows generated by operating, investing or financing activities. The companies have included the gross transaction volume information because similar Japanese trading companies have generally used it as an industry benchmark. As such, management believes that total trading transactions are a useful supplement to the results of operations information for users of the consolidated financial statements.

8.	In accordance with Statement of Financial Accounting Standards (“SFAS”) No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the figures for the six-month period ended September 30, 2003 and for the year ended March 31, 2004 relating to discontinued operations have been reclassified.

(2)	Consolidated financial position information

		Shareholders'	Shareholders'	Shareholders'
	Total assets	equity	equity ratio	equity per share
	Millions of Yen	Millions of Yen	%	Yen
September 30, 2004	7,024,720	1,034,734	14.7	653.80
September 30, 2003	6,470,993	915,218	14.1	578.82

March 31, 2004	6,716,028	963,278	14.3	609.28

Note:	Number of shares outstanding at September 30, 2004, September 30, 2003 and March 31, 2004 were 1,582,638,887, 1,581,188,207, and 1,581,013,054, respectively.

(3)	Consolidated cash flow information

			Net cash provided by	Cash and cash
	Net cash provided by	Net cash used in	(used in)	equivalents at end of
	operating activities	investing activities	financing activities	period/year
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
Six-month period ended September 30, 2004	85,124	(113,181)	11,253	626,801
Six-month period ended September 30, 2003	102,285	(90,327)	(36,572)	662,963

Year ended March 31, 2004	100,079	(134,154)	(12,248)	638,299

(4)	Number of consolidated subsidiaries and associated companies accounted for by the equity method Consolidated subsidiaries : 428 Associated companies accounted for by the equity method : 310

(5)	Changes in number of consolidated subsidiaries and associated companies accounted for by the equity method
Consolidated subsidiaries : increase 25, decrease 21
Associated companies accounted for by the equity method : increase 29, decrease 18

2.	Forecast of consolidated operating results for the year ending March 31, 2005 (from April 1, 2004 to March 31, 2005)

	Total trading transactions	Net income
	Millions of Yen	Millions of Yen
Year ending March 31, 2005	13,500,000	110,000

Note: Forecasted basic net income per share for the year ending March 31, 2005 is Yen 69.51.

A Cautionary Note on Forward-Looking Statements:

This report contains statements (including figures) regarding Mitsui & Co., Ltd. (“Mitsui”)’s corporate strategies, objectives, and views of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui’s management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) changes in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui’s ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective.

Management Policies

In August of this year we elaborated our management philosophy to create the following Mission, Vision and Values.

Mitsui & Co., Ltd. Management philosophy

Mission

We will contribute to the creation of a future where the dreams of the inhabitants of our irreplaceable Earth can be fulfilled.

Vision

We aim to become a global business enabler that can meet the needs of our customers throughout the world.

Values

•	Making it a principle to be fair and humble, we, with sincerity and in good faith, will strive to be worthy of the trust society places in us.

•	With lofty aspirations and from an honest perspective, we will pursue business that benefits society.

•	Always taking on the challenge of new fields, we will dynamically create business that can lead the times.

•	Making the most of our corporate culture that fosters “Freedom and Open-mindedness,” we will fully demonstrate our abilities as a corporation as well as individuals.

•	In order to nurture human resources full of creativity and a superior sense of balance, we will provide our people with a workplace for self-development as well as self-realization.

In line with this management philosophy, we are currently in the process of reshaping our operations with aim of making use of our business engineering capabilities and worldwide network to generate new value as a global business enabler.

1. Management strategy and progress report

(1) Medium-term Strategic and Financial Plan to March 31, 2006

In the year ended March 31, 2004, we achieved record consolidated net income of ¥68.4 billion. At the same time we made steady and substantial qualitative improvements through measures such as creating more effective management structures, allocating management resources to areas of strategic importance, reviewing subsidiaries and related companies and engaging in business process engineering. Based on these results, in May 2004 we announced Global Growth 2006, our new medium-term strategic and financial plan for the two years to March 31, 2006 that provides a blueprint for a new stage of growth across our entire organization. The key elements of this plan are as follows.

(1) Recognition of our operating environment

As the pace of globalization increases, the influence of new and rapidly developing economies, in particular the so-called BRICs countries of Brazil, Russia, India and China, is rapidly growing. At the same time the unification of regional economies is progressing in Asia, Europe and the Americas. The ongoing infiltration of information technology into every industry, meanwhile, is propelling a shift from supply-driven economies to consumer-driven economies. In addition, global trends concerning health, safety and the environment protection are strengthening, and companies are increasingly expected to demonstrate high levels of accountability and transparency.

(2) Quantitative targets

Mitsui’s target for the final year of the plan, for the year ending March 31, 2006, is consolidated net income of ¥100 billion with a 9% return on equity and a net debt-to-equity ratio of around 3 times. Our aim is to maintain strong financial fundamentals while expanding our earning foundation to generate sustainable growth.

(3) Key initiatives

Key initiatives in Global Growth 2006 include the following.

(a) Continuously reviewing Mitsui’s business portfolio

With the aim of making optimum use of our available management resources, we will concentrate and improve the structure of our business units, invest in core and growing business areas, continuously review subsidiaries and associated companies and reallocate human resources. Specific measures over the two years to March 2006 include ¥400 billion of investment, comprising ¥300 billion in core mineral, energy and plant project businesses and ¥100 billion will be targeted towards fueling growth in key strategic areas such as retail and foods businesses, consumer products and services businesses, lifestyle-related businesses and automobile-related businesses.

(b) Developing a new growth model and leveraging our business engineering capabilities

We intend to generate further growth by strengthening our existing core businesses while anticipating structural changes within Japan and around the world to take the lead in developing new business opportunities. Through the following three business creation strategies, we intend to make powerful use of our business engineering capabilities.

•	Value chain strategy: construct an optimal value chain by leveraging our core capabilities in marketing, financing and logistics.

•	Cross-border strategy: amid the rapid expansion of globalization, leverage our global network to meet customers’ needs.

•	Innovation strategy: combine group-wide knowledge and skills to develop new capabilities and businesses, through researching and commercializing new technology and pursuing solutions-based projects.

(c) Implementation of global strategy

In response to the development of unified regional economies in Asia, Europe and the Americas, we will strengthen operations in growth areas such as Greater China, Central and Eastern Europe, Russia/Commonwealth of Independent States, Brazil and Chile, forming strategic alliances with leading domestic and international companies as appropriate. At the same time we will take steps to inculcate the Mitsui culture throughout our operations training and recruiting people globally.

(d) Strengthening corporate governance and commitment to Corporate Social Responsibility (“CSR”)

We will strengthen corporate governance and internal controls and focus on CSR in business management process, with the aim of increasing the quality and transparency of our management processes and meeting the trust placed in us by stakeholders.

(2) Initiatives during the six-month period ended September 30, 2004

During the six-month period ended September 30, 2004, specific measures implemented based on the medium-term strategic and financial plan outlined above were as follows.

(1) Enhancement of management system

Corporate governance has been strengthened by the introduction of three advisory committees to the board of directors (the Governance Committee, the Nomination Committee, and the Remuneration Committee) in April 2004 while maintaining the corporate auditor system. We have also taken measures such as reducing the term of appointment for directors and executive officers, and increasing the number of external directors. Mitsui is listed on NASDAQ, and in working toward the establishment of an internal control system covering domestic and international businesses promoted by Mitsui and its subsidiaries as a group—including compliance with the Sarbanes-Oxley Act of 2004 and other responsibilities. We established an Internal Control Committee in April 2004. We also established a CSR Promotion Committee, and have adopted a proactive approach to CSR that includes supporting the United Nations’ Global Compact in October of this year. Details of Mitsui’s approach to corporate governance can be found in section 4 of this document.

(2) Reorganization of business units

In April 2004, we reduced the number of business units from 19 to 13, with the aim of increasing the speed and efficiency, in executing our global strategy and optimizing the allocation of management resources from a groupwide perspective. This reorganization resulted in the creation of a Consumer Services Business Unit, containing operations that reflect the rapid expansion in Japan of service industries such as knowledge-based businesses, health care and services to the elderly. The mission of this unit is to develop new business models based on identifying consumer needs.

Further, with the aim of building on our global logistics capability as a general trading company and developing new business opportunities, a separate Transportation Logistics Business Unit has been created. The Financial Markets Business Unit was established in October 2003, and the aim of both of these new units is to provide our high-quality, specialized logistics and financial capabilities to our customers across all product areas.

We have also taken steps to enhance the efficiency and capabilities of our domestic business network by introducing a new management structure in April 2004, in which each of Chief Operating Officers (instead of branch/office General Managers) are responsible for the management of business activities in domestic branches and offices based on the product lines.

(3) Strategic allocation of management resources

We have continued to prioritize the allocation of resources into core and growth business areas. Specific examples include:

•	Acquiring interests in the development of Enfield oil project in Western Australia

•	Participating in the acquisition of overseas power plants portfolio held by US company Edison Mission Energy

•	Engaging in various new business areas, including investing in Quintiles Japan, a company that provides outsourcing services for the pharmaceutical industry

•	Forming a capital and business alliance with Duskin Co., Japan’s leading home services provider

(4) Boosting consolidated Group value: rigorous review of subsidiaries and associated companies

In the year ended March 31, 2004, we undertook a comprehensive review of 702 subsidiaries and associated companies throughout the Group, and having decided to exit from 190 of these and took definitive action on 104 companies. Out of 50 companies scheduled for exit during the year ending March 31, 2005 we have taken definitive action on 19 companies during this six month period ended September 30, 2004. We will periodically continue to assess the performance and viability of subsidiaries and associated companies.

(5) Executing our Global strategy: Start of Pan-Asian management organization

Since the entry of China and Taiwan into the World Trade Organization, we have placed increasing importance on the growing Greater China and Association of Southeast Asian Nations free trade regions. We have been channeling human resources to these regions, forging strategic alliances with leading companies and creating a broad spectrum of new businesses. On October 1, 2004 we newly appointed a Senior Executive Managing Officer as the Asian Regional Managing Director who supervises the operations by the foreign trading subsidiaries and branches in Asia, with the aim of enhancing the gaining and sharing of knowledge within the region to allow better leverage of our capabilities and promote a new stage of business expansion in the region.

(6) Business Process Re-engineering

Over the past three years, we have been carrying out Business Process Re-engineering with the aim of standardizing our business procedures through the use of Enterprise Resource Planning. The objectives are to improve productivity and enhance knowledge sharing, thereby enabling faster management decisions and value creation. In April 2004, we began operations at our Shared Service Center, which handles all cash settlements and delivery tasks in Mitsui, and in November 2004, we plan to begin full-scale operation of MICAN, a new information system infrastructure.

2. Basic policy for allocation of earnings

In order to maximize both corporate and shareholder value, we aim to meet the funding requirements of our activities in core and growth business areas by reinvesting profits in our business, while also paying out a portion of any improved performance as cash dividends to shareholders. Specifically, we are targeting a consolidated payout ratio of 20% and aiming to steadily increase dividends from the current levels by improving the performance of the company.

For the six-month period ended September 2004, we plan to pay an interim dividend of ¥5 per share, ¥1 increase from the previous comparable period. Based on the new policy outlined above, we will closely review improvements in business performance with the aim of increasing dividends for the full year above current levels.

3. Share trading unit

Our capital market policy reflects the importance of securing long-term, stable shareholders and expanding our investor base. We carefully review the appropriateness of our minimum share trading unit and investor distribution on an annual basis.

4. Corporate Governance Policies and Initiatives

(1) Basic Approach to Corporate Governance

We define corporate governance as the systems and processes that allow shareholders to oversee the management of Mitsui, and focus on two key governance matters: improving management transparency and accountability, and clarifying the division of roles between management oversight and business execution. We define internal control systems, meanwhile, as the control and supervision of our operations by the management team. Our objectives with regard to internal control are threefold: improving the effectiveness and efficiency of operations; providing highly reliable financial reports; and complying with applicable laws and regulations. Mitsui is listed on NASDAQ, and the measures we take to meet our responsibilities under the Sarbanes-Oxley Act of 2002 are part of our efforts to establish an internal control system covering all our domestic and international Group businesses. Our aim is to efficiently integrate our corporate governance and internal control systems throughout the Group, and we are constructing a framework and taking specific steps with this aim in mind.

We are also taking a proactive approach to corporate social responsibility (CSR), seeking to balance the pursuit of profits with socially responsible corporate activities. We have been strengthening the foundations of our approach to CSR through such measures as clarifying our management philosophy, increasing awareness of CSR among all employees, enhancing corporate governance and implementing extensive internal controls. Accordingly, we are striving to better respond to the trust and expectations of shareholders, employees, customers, and our many other stakeholders, and achieve sustainable growth in corporate value.

(2) Corporate Governance-related Initiatives

(1) Corporate Governance System

A 2002 amendment to the Commercial Code of Japan gave us the option of basing our corporate governance framework on a Committee System. We decided, however, to maintain the current system with corporate auditors because we believe that corporate auditors, whose functions are legally empowered and reinforced, provide adequate auditing functions. Furthermore, internal directors are well versed in our business operations and can therefore contribute to speedy and effective management. Based on our existing framework, therefore, we have been building a corporate governance system with the aim of attaining the two goals mentioned above: improving management transparency and accountability; and clarifying the division of roles between management oversight and business execution.

Although we retained the corporate auditor system, we did decide to adopt certain aspects of the Committee System by establishing three committees to provide advice to the Board of Directors. These committees were established on April 1, 2004. The Governance Committee (chaired by the Chairperson of the Board of Directors) considers the overall status and directions of Mitsui’s corporate governance system, incorporating the perspectives of external directors. The Nomination Committee (chaired by the President), which also includes an external director, handles issues related to nominations of directors and executive officers. The Remuneration Committee (chaired by an external director) handles issues related to remuneration of directors and executive officers. By disclosing the processes for evaluations and decision-making, we expect that these committees will improve management transparency and accountability.

Following the introduction of the Executive Officer System in April 2002, we have reduced the number of Directors from 38 in June 2002 to 11. There are currently 11 Directors and 40 Executive Officers. One external director was elected in June 2003, and we increased this to two in June 2004. In April 2004, the Chairperson of the Board of Directors became a Non-Executive Director, making it clear that he will be responsible solely for management oversight.

There are five Corporate Auditors, of which three are external auditors. We have reinforced the auditing functions by establishing fulltime staff that is independent from the business execution organizations. The Board of Corporate Auditors functions as a substitute for the Audit Committee in the United States as needed, and undertakes the responsibility as stipulated in the Sarbanes-Oxley Act of 2002 and other related regulations.

(2) Business execution and internal control framework

We recognize that effective internal control systems are necessary to achieve management goals, including risk management, and have been striving to establish and operate an efficient internal control system covering the Mitsui Group in Japan and overseas. We have proactively adopted the advanced internal control frameworks that are used in the

United States. Furthermore, to deal with an increasingly broad spectrum of risks, on April 1, 2004 we newly established or reorganized a number of key committees that are concerned with business execution and internal control.

The Internal Controls Committee, which is chaired by the President, sets the basic policy for internal control, provides a unified structure for internal control, and takes steps to maintain and enhance the effectiveness of these controls. This committee oversees two other committees, the Compliance Committee and the Disclosure Committee. The Compliance Committee is the nucleus of our compliance system. The Disclosure Committee ensures the accurate and proper disclosure of information. We also established the Crisis Response Headquarters, which reports directly to the President in preparation for managing various crises should they arise. The Internal Auditing Division, an independent organization reporting directly to the President, audits the overall control framework and provides suggestions and recommendations for improvements.

The diagram below illustrates the overall structure of our corporate governance and internal control systems, including the newly established CSR Promotion Committee as well as existing units such as the Advisory Board (an advisory body to the President consisting of four prominent individuals from outside the Mitsui Group).

(3) Other corporate governance-related initiatives

Mitsui has taken a number of other measures to improve the quality of corporate governance and internal control, based on the framework already described.

•	Measures to improve corporate governance reach and increase management transparency

•	At our ordinary general meeting of shareholders in June 2004 approval was received to reduce the term of appointment for directors to one year, with the aim of ensuring a more responsive relationship between directors and shareholders. We also revised and simplified the remuneration system for Directors and Corporate Auditors, as part of which we eliminated retirement bonuses.

•	Since the June 2004 ordinary general meeting of shareholders we have started distributing meeting invitations and electronic voting forms online, and begun using other aspects of information technology to encourage shareholders to exercise their voting rights. We also held our first reception after the ordinary general meeting of shareholders, and are continuing to investigate different ways to make our ordinary general meeting of shareholders a more open and interactive forum for shareholders.

•	Measures to strengthen internal control

•	Since the end of 2003 we have been undertaking risk profiling, with the aim of systemizing our internal control and risk management processes, enhancing administrative processes and increasing the effectiveness of our internal control activities. Our risk profiling process involves both quantitative and qualitative risks faced in various aspects of our operations, and analyzing the probability and impact of occurrences. Based on this profiling, in May 2004 the Internal Controls Committee created an overall picture of various risks throughout the entire Group, which was then reflected in Mitsui’s internal control systems appraisal. We intend to continue carrying out periodic risk appraisals, and to further enhance our internal control systems and risk management.

•	In July and August of this year we evaluated the effectiveness of our internal control systems for disclosure and its operations throughout the company, as required under section 302 of the Sarbanes-Oxley Act of 2002. Based on this evaluation, when Mitsui filed its Form 20-F report to the Untied States Securities and Exchange Commission (“SEC”) in September the President and the Chief Financial Officer each certified that Mitsui’s disclosure controls and procedures were effective as of end of the reporting period. In this annual report, we referred to certain internal control deficiencies relating to improper transactions engaged in by an employee of Subaru Benelux, a subsidiary of Mitsui’s 100%-owned Mitsui Automotive Europe, although the deficiencies did not cause our disclosure control and procedures to fail to be effective. The remedial measures implemented and to be implemented at the above subsidiary include strengthening our monitoring of the subsidiary’s operating activities through a newly established administration department and enhancing comprehensive and daily control over its credit management.

•	Effective in the fiscal year ending March 31 2006, we shall be required to comply with the requirements on internal controls for financial reporting under section 404 of the Sarbanes-Oxley Act of 2002. In preparation for responding to the requirements, we have started reviewing and monitoring the relevant internal rules and regulations as well as the validity and effectiveness of our compliance procedures, and documenting operational processes and internal control functions on a consolidated Group basis in Japan and overseas. Further, in order to meet the requirements under the same act for independent auditor, Mitsui’s Board of Corporate Auditors must now give its approval before any auditing or non-auditing operations can be outsourced to our principal accountant for SEC reporting purpose. By implementing this system of pre-approval on a consolidated group basis in Japan and overseas we are helping to create a thorough system of controls.

•	As part of our efforts to continuously monitor and improve compliance—an important aspect of internal control—we have established the Mitsui Business Conduct Guidelines for Executives and Employees, applicable to every operation and employee throughout the consolidated Group. In compliance with the Sarbanes-Oxley Act of 2002 we have also established the Code of Ethics for Senior Financial Officers and Professionals.

•	Proactive Approach to CSR

•	In August of this year we announced a new management philosophy and statement of mission, vision and values that reflect and codify the business approach implicit in Mitsui’s long history and well-established company culture.

•	As well as promoting responsible corporate behavior through building a strong management foundation of governance and internal control, we believe that each employee must personally strive to work in accordance with Mitsui’s management philosophy, and to perform work of the highest possible standard. In September of this year we published the Mitsui’s Basic Approach to CSR, as one part of measures to raise awareness of CSR among all employees.

Mitsui’s Basic Approach to CSR

1)	We aim to carry out our business activities with integrity, working to continuously raise our corporate value by giving due consideration to both our economic role and our role in society and remaining highly aware of our relationship with the environment.

2)	We seek to increase each employee’s awareness of CSR, and by further strengthening corporate governance and internal control build a strong CSR-based management foundation as a company that actively contributes to society

3)	We place high value on dialogue with stakeholders. We intend to engage in a continuous cycle of explanation to stakeholders, feedback from stakeholders and then improvement of our CSR initiatives.

•	In October 2004 we announced our support for the ten principles of the United Nations Global Compact. The Global Compact asks companies to embrace, support and enact, within their sphere of influence, these ten principles in the area of human rights, labor standards, the environment, and anti-corruption. We intend to conduct periodic internal reviews covering our adherence to these principles, through which we will reveal any deficiencies in our approach, implement corrective initiatives, and clearly disclose what we have done. By making this cycle part of our normal operational process we are aiming to continuously improve the transparency and integrity of our business methods. We have also published a revised edition of our Mitsui Business Conduct Guidelines for Executives and Employees, which includes a new section on CSR-oriented management.

•	Our CSR Promotion Committee, which was established in April 2004 with members from a range of functions, is the central body coordinating our CSR-oriented management program and CSR initiatives. This committee is working to promote our CSR approach to multi-stakeholders including shareholders, customers, employees and so on., and undertake other CSR-related activities.

(4) Relationships with External Directors and External Corporate Auditors

An external Director, Akishige Okada (elected June 2003), is the Chairman & Director of Sumitomo Mitsui Banking Corporation, which provides banking services to Mitsui on a regular basis. Akira Chihaya, an external Director elected in June 2004, is the Chairman and Executive Director of Nippon Steel Corporation, a company that continues to undertake regular transactions with Mitsui as one of our major customers. None of the current external Corporate Auditors have material relationships with Mitsui outside of their elected roles.

Highlights of Consolidated Financial Results for the Six-Month Period
Ended September 30, 2004

1. Summary of Operating Results for the Six-Month Period Ended September 30, 2004

(1)	Total Trading Transactions

Total trading transactions for the six-month period ended September 30, 2004 increased ¥776.8 billion, or 13.1% over the corresponding six-month period of the previous year, to ¥6,722.9 billion mainly attributable to:

•	the increase in transactions of steel products driven by demand from Chinese and other Asian markets and the increase in offshore trading transactions of iron ore in the Metal Products & Minerals Segment;

•	the increase at an energy related subsidiary and steel products related subsidiaries in the United States reflecting the rising prices of crude oil and steel products in the Americas Segment; and

•	higher overall market prices for petrochemicals in the Chemical Segment.

See page 1 for an explanation on total trading transactions.

(2)	Earnings

Gross profit increased ¥60.0 billion to ¥352.5 billion mainly attributable to:

•	the increase at overseas iron and steel raw material related subsidiaries against strong demand from China and other Asian countries as well as higher prices of these commodities in the Metal Products & Minerals Segment;

•	higher oil price in this six-month period and the increase in the trading profit in crude oil trading at overseas subsidiaries and oil product trading at Mitsui in the Energy Segment; and

•	the increase of trading profit in commodity trading such as raw sugar and grain and the sale of large commercial facility in the United States in the Consumer Products & Services Segment.

Selling, general and administrative expenses increased ¥13.0 billion to ¥250.8 billion across the whole segments reflecting overall expanding business activities including acquisitions of subsidiaries such as Mitsui Norin Co., Ltd., which outweighed the decrease in employee pension benefit costs at Mitsui.

Dividend income increased ¥2.9 billion to ¥13.7 billion reflecting the increase in dividend from liquefied natural gas (“LNG”) projects in the Middle East.

Gain on sales of securities-net increased ¥13.3 billion to ¥24.3 billion due to the sale of the stocks of an IT related subsidiary Telepark Corp. (formerly Mitsui & Associates Telepark Corporation) at its initial public offering and the sale of the marketable securities of a domestic telecommunication company.

Impairment loss of long-lived assets increased ¥1.6 billion to ¥8.6 billion due to a loss on the land held for development in Japan.

Other expense — net was ¥1.2 billion, improved by ¥10.1 billion compared with the loss of ¥11.3 billion in the corresponding six-month period of the previous year which contained the charges for the settlement of an antitrust lawsuit in the United States.

As a result of the above, income from continuing operations before income taxes, minority interests and equity in earnings increased ¥72.8 billion to ¥119.0 billion.

Equity in earnings of associated companies — net (after income tax effect) increased ¥10.1 billion to ¥26.2 billion, due to the strong performance of overseas mineral resources related associated companies. In addition, domestic associated companies reported overall improvement compared with the corresponding six-month period of the previous year.

As a result of these developments, net income increased ¥36.3 billion, or 140.5% over the corresponding six-month period of the previous year, to ¥62.1 billion, after the addition of income from discontinued operations — net of ¥0.7 billion which showed an improvement from a ¥5.1 billion loss mainly caused by a loss from the disposal of golf courses for the corresponding six-month period of the previous year.

(3)	Operating Segment Information

Total trading transactions, gross profit and net income by operating segments for the six-month period ended September 30, 2004 are provided below.

See page 1 for an explanation on total trading transactions.

Metal Products & Minerals Segment

Total trading transactions increased ¥197.7 billion to ¥1,385.7 billion, reflecting the increase of transactions of steel products driven by demand from Asian and domestic markets, as well as increase in offshore transactions of iron ore. Gross profit increased ¥20.4 billion to ¥57.1 billion primarily attributable to overseas iron and steel raw material subsidiaries such as Sesa Goa Limited in India, Mitsui Coal Holding Pty. Ltd. and Mitsui Iron Ore Development Pty. Ltd. in Australia. Driven by firm demand from Asian countries, especially China, shipment of iron and raw steel material increased at higher selling prices. Net income increased ¥11.1 billion to ¥22.0 billion mainly due to contribution of overseas associated companies such as Valepar S.A. in Brazil and Compania Minera Dona Ines de Collahuasi SCM in Chile, in addition to the above-mentioned increase in gross profit.

Machinery, Electronics & Information Segment

Total trading transactions increased ¥40.0 billion to ¥1,393.8 billion mainly due to increased transactions of industrial plants by Mitsui and cell-phone units by a domestic subsidiary, Telepark Corp. Gross profit slightly increased ¥0.5 billion to ¥62.5 billion mainly due to increase in the transactions of ocean transport vessels and automobiles, as well as the above-mentioned cell-phone units. Net income increased by ¥5.9 billion to ¥16.8 billion mainly because of the gain on sales of marketable securities of a domestic telecommunication company. In addition, in the corresponding six-month period of the previous year, certain domestic machinery related subsidiaries reported losses from exit and disposal activities and such one time charges in this segment was less for the six-month period ended September 30, 2004.

Chemical Segment

Total trading transactions increased ¥184.1 billion to ¥1,110.3 billion, reflecting higher overall market prices for petrochemicals. Meantime, gross profit decreased ¥4.0 billion to ¥39.2 billion mainly due to increase of unrealized holding losses on certain long term petrochemical purchase contracts. Despite the decrease in gross profit, net income slightly increased by ¥0.1 billion to ¥6.4 billion. In the corresponding six-month period of the previous year, this segment recorded losses of the segment’s share of charges for the settlement of an antitrust lawsuit in the United States and losses from the discontinued operations in North America.

Energy Segment

Total trading transactions decreased ¥16.0 billion to ¥713.2 billion due to decrease in LNG import intermediary transaction, while domestic oil product sales and crude oil trading increased, reflecting rising oil price. Gross profit increased ¥16.6 billion to ¥41.8 billion, attributable to increased trading profit in crude oil trading at Arcadia Petroleum Ltd. and in oil product trading at Mitsui, as well as increase at overseas subsidiaries which have interests in oil producing projects such as Mitwell

Energy Resources Pty., Ltd., reflecting higher oil price. Net income increased ¥13.3 billion to ¥23.7 billion due to increased equity in earnings of associated companies. In the corresponding six-month period of the previous year, this segment recorded the cumulative effect of change in accounting principle by the adoption of SFAS No. 143, “Accounting for Asset Retirement Obligations” to recognize the asset retirement obligations, which did not recur for this six-month period.

Consumer Products & Services Segment

Total trading transactions rose ¥60.0 billion to ¥1,387.4 billion due to increased transactions of domestic food related subsidiaries. Gross profit increased ¥13.6 billion to ¥77.7 billion mainly because of the contribution by a food related subsidiary, Mitsui Norin Co., Ltd. which was acquired in the previous fiscal year, improvement in the operation in commodities trading such as raw sugar and grain at Mitsui and the sale of a large commercial facility in the United States. The increase of gross profit was partially offset by increased selling, general and administrative expenses. As a result, net income was ¥9.7 billion, an increase by ¥3.7 billion compared with the corresponding six-month period of the previous year.

Logistics & Financial Markets Segment

Total trading transactions declined ¥13.2 billion to ¥44.9 billion mainly due to decrease in spot trading of precious metals at Mitsui reflecting dull markets. Meantime, gross profit increased ¥6.6 billion to ¥22.2 billion primarily attributable to the increased trading profit mainly in energy future operations at an overseas subsidiary. Net income increased 5.0 billion to ¥6.6 billion as a result of the increase in gross profit.

Americas Segment

Total trading transactions increased ¥184.7 billion to ¥836.6 billion mainly attributable to increase at an energy related subsidiary and steel products related subsidiaries in the Unites States reflecting the rising crude oil and steel products prices. Gross profit rose ¥2.4 billion to ¥23.3 billion primarily attributable to contribution by steel product subsidiaries and a lumber subsidiary reflecting the strong demand and firm market prices in such products. Net income increased ¥7.1 billion to ¥7.0 billion due to increase in gross profit. In addition, in the corresponding six-month period of the previous year, this segment recorded the charges for the antitrust lawsuit settlement and loss from discontinued operations in the North America.

Europe Segment

Total trading transactions rose ¥76.0 billion to ¥402.2 billion mainly because of increased transactions in non-ferrous metals of Mitsui & Co. UK PLC. Gross profit increased ¥1.3 billion to ¥10.4 billion mainly due to contribution of steel products and machinery businesses at Mitsui & Co. UK PLC. Net income rose ¥2.1 billion to ¥2.5 billion as a result of improvement in gross profit and recovery of operating results of an energy related subsidiary.

Other Overseas Areas Segment

Total trading transactions rose ¥182.0 billion to ¥868.0 billion mainly due to increase in the plant project transaction by Mitsui & Co. (Middle East) E.C. as well as the increase in the non-ferrous metal transactions of Mitsui & Co. (Australia) Ltd. Gross profit increased ¥1.0 billion to ¥12.6 billion mainly due to contribution by overseas trading subsidiaries in Asia such as Mitsui & Co. (China) Ltd., Mitsui & Co. (Taiwan) Ltd., Mitsui & Co. (Thailand) Ltd. and Mitsui & Co. (Korea) Ltd. Net income increased ¥1.7 billion to ¥7.0 billion due to contribution by iron and steel raw material related subsidiaries and energy related subsidiaries in Australia, as well as the above-mentioned increase in gross profit.

2. Outlook for the Year Ending March 31, 2005

With regard to the outlook for the year ending March 31, 2005, we anticipate total trading transactions of ¥13,500 billion, increasing ¥1,223 billion, or 10.0%, compared with ¥12,277 billion for the year ended March 31, 2004, and net income of ¥110 billion, increasing ¥41.6 billion, or 60.8%, compared with ¥68.4 billion for the year ended March 31, 2004.

These forecasts assume the average currency exchange rate of ¥110.20 = U.S. $1.00 (the first half: ¥110.32 = U.S. $1.00, the second half: ¥110.00 = U.S. $1.00) and an average crude oil price of U.S.$34.00 per barrel (Japan crude cocktail price, the first half: U.S.$33.00 per barrel, the second half: U.S.$35.00 per barrel)

A Cautionary Note on Forward-Looking Statements:

This report contains statements (including figures) regarding Mitsui & Co., Ltd. (“Mitsui”)’s corporate strategies, objectives, and views of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui’s management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) changes in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui’s ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective.

3. Financial Conditions

As of September 30, 2004, total assets increased ¥308.7 billion compared with March 31, 2004, to ¥7,024.7 billion mainly because of acquisitions of fixed assets and investments mainly related to energy resource businesses as well as the increase in trade receivables and other current assets.

Shareholders’ equity increased ¥71.5 billion to ¥1,034.7 billion, because of increased retained earnings and the improvement in foreign currency translation adjustments reflecting depreciation of Japanese yen. Shareholders’ equity to total assets ratio increased 0.4% to 14.7% compared to 14.3% as of March 31, 2004.

During the six-month period ended September 30, 2004, we generated ¥85.1 billion of net cash provided by operating activities. Net cash used in investing activities during this six-month period was ¥113.2 billion, which contained expenditures for investments mainly in energy businesses. Accordingly, free cash flow during this six-month period was negative ¥28.1 billion. Net cash provided by financing activities after the payout of cash dividends was ¥11.3 billion, due to net increase in short and long term debt by ¥17.8 billion and from proceeds from issuance of debentures by Mitsui and overseas trading subsidiaries, net of repayments.

As a result, cash and cash equivalents as of September 30, 2004 were ¥626.8 billion, decreased by ¥11.5 billion compared with the amount as of March 31, 2004.

Overview of our Operations and Principal Activities

We, Mitsui& Co., Ltd. (“Mitsui”) and its subsidiaries, are a general trading company engaging in a range of global business activities including general worldwide trading of various commodities, arranging financing for customers and suppliers in connection with our trading activities, organizing and coordinating international industrial projects, participating in financing and investing arrangements, assisting in the procurement of raw materials and equipment, providing new technologies and processes for manufacturing, and coordinating transportation and marketing of finished goods. Our trading activities include the sale, distribution, purchase, marketing and supply of wide variety of products including iron and steel, non-ferrous metals, machinery, electronics, chemicals, energy-related commodity and foods & retail, life-style and consumer service. We also participate in the development of natural resources such as oil, gas, iron and steel raw materials. In addition, we engage in strategic business investments whereby we invest our own capital and provide management expertise in the development of joint ventures and new enterprises in certain industries such as information technology (“IT”), biotechnology and nanotechnology. We also provide a wide range in the area of services of finance, transportation, communication, technology, and support for retail.

As of September 30, 2004, Mitsui has 738 subsidiaries and associated companies as set forth below.

•	overseas subsidiaries:	252
•	domestic subsidiaries:	176
•	overseas associated companies:	175
•	domestic associated companies:	135

The following is an overview of products and services provided by each of the operating segments and major subsidiaries and associated companies. The numbers in the parentheses indicate the number of subsidiaries and associated companies included in each respective operating segment

Metal Products & Minerals Segment

Our Metal Products & Minerals Segment is engaged in the overseas development and trading of raw materials for iron, steel and non-ferrous metals, and in the domestic and global manufacturing, sale and trading of iron, steel and non-ferrous products.

Subsidiaries (49)

Mitsui Bussan Raw Materials Development Corp., Mitsui Iron Ore Development Pty. Ltd., Mitsui-Itochu Iron Pty. Ltd., Mitsui Coal Holdings Pty. Ltd., Raw Materials Development Co.,Ltd., Japan Collahuasi Resources B.V., Mitalco Inc.

Associated companies (46)

Nippon Steel Trading Co., Ltd., BHP Mitsui Coal Pty. Ltd., Valepar S.A.

Machinery, Electronics & Information Segment

The Machinery, Electronics & Information Segment engages in the following businesses: manufacturing, global marketing and sales, financing, leasing, and services involving electric machinery, industrial plants and systems, transportation equipment and systems, construction equipment, telecommunication systems, motor vehicles, marine and aerospace systems. We are also involved in IT and electronics related solutions business, marketing and sales of IT/electronics related products, components/materials, software and services.

Subsidiaries (83)

Mitsui Bussan Plant & Project Corp., TOYO Officemation, Inc., Mitsui Bussan Aerospace Co., Ltd., Mitsui & Associates Telepark Corporation(*), BSI Co., Ltd., ADAM NET Ltd., Xion Holdings, Inc., Tombo Aviation Inc., The Mitsui Rail Capital Holdings, Inc., P.T. Bussan Auto Finance, Mitsui Automotive Europe B.V., Lepta Shipping Co., Ltd.

(*) listed on the second section of Tokyo Sock Exchange in April 2004 and altered its corporate name to Telepark Corp in October 2004.

Associated companies (81)

Shin Nippon Air Technologies Co., Ltd., Kioritz Corporation, Asia Air Survey Co., Ltd., Nihon Unisys, Ltd., Ferrotec Corporation, NextCom K.K., Toyo Engineering Corporation, P.T. Paiton Energy, Toyota Canada Inc., United Auto Group, Inc.

Chemical Segment

The operations of our Chemical Segment include the production, trading, and developing of chemical products both in Japan and overseas. We also promote development of new technologies in the fields of nanotechnology and biotechnology.

Subsidiaries (53)

Daito Chemical Co., Ltd., Nikken Fine Chemicals Co., Ltd., Bussan Nanotech Research Institute Inc., Fertilizantes Mitsui S.A Industria e Comercio, Novus International, Inc., P. T. Kaltim Pasifik Amoniak

Associated companies (51)

Honshu Chemical Industry Co., Ltd., Sanko Gosei Ltd., Advanced Composites Inc., TG Missouri Corporation

Energy Segment

Our Energy Segment is engaged in the general trading activities, manufacturing, development and distribution of various energy-related products including: crude oil and petroleum products such as gasoline, naphtha, jet fuel, kerosene, diesel oil, fuel oil, asphalt, petroleum coke, lubricants and liquefied petroleum gas, as well as liquefied natural gas.

Subsidiaries (22)

Mitsui Oil & Gas Co., Ltd., Arcadia Petroleum Ltd., Wandoo Petroleum Pty Ltd, Mitsui Gas Development Qatar B.V., Mittwell Energy Resources Pty., Ltd., Mitsui E&P Middle East B.V., Mitsui E&P Australia

Pty., Ltd., Mitsui LNG Nederland B.V.

Associated companies (12)

Mitsui Oil Exploration Co., Ltd., Kyokuto Petroleum Industries, Ltd., United Petroleum Development Co., Ltd., Japan Australia LNG(MIMI) Pty. Ltd., Sakhalin Energy Investment Company, Ltd.

Consumer Products & Services Segment

The Consumer Products & Services Segment is engaged, in Japan and other various overseas markets all over the world, in the business and operations of trading various consumer-related products and services such as foods, textile and fashion, general merchandise, building materials, real estate development including construction, consumer services, services for supporting retailers such as merchandising, logistics and inventory management and investment to the above-mentioned business areas.

Subsidiaries (76)

MITSUI FOODS CO., LTD., Mitsui Norin Co.,Ltd., DAI-ICHI BROILER CO., LTD., Bussan Real Estate Development Co., Ltd., Chita Futo Co., Ltd., Wilsey Foods Inc., MBK Laguna Inc., Alta Moda International Ltd.

Associated companies (87)

Mikuni Coca-Cola Bottling Co., Ltd., Shin Mitsui Sugar Co., Ltd., Kadoya Sesame Mills Incorporated, Max Mara Japan Co., Ltd., Sumisho & Mitsuibussan Kenzai Co., Ltd., Nippon Brunswick Co., Ltd., AIM Services Co., Ltd., QVC Japan, Inc., ALCANTARA S.p.A.

Logistics & Financial Markets Segment

This segment is engaged in logistics services, insurance and financial business in Japan and various overseas markets all over the world.

Subsidiaries (29)

Mitsuibussan Insurance and Consulting Co., Ltd., Nitto Logistics Co., Ltd., Mitsui & Co. Precious Metals, Inc.

Associated companies (9)

Mitsui Leasing & Development, Ltd., Utoc Corporation.

Americas Segment

Americas Segment trades in various commodities and conducts related business led by overseas trading subsidiaries in North, Central and South America. Mitsui & Co. (U.S.A.), Inc. manages the business of the segment as the center of the regional strategy.

Trading subsidiaries (10)

Mitsui & Co.(U.S.A.), Inc., Mitsui & Co. (Canada) Ltd., Mitsui Brasileira Importacao e Exportacao S.A.

Subsidiaries (38)

Portac, Inc., Channel Terminal Corp., Westport Petroleum Inc., Mitsui Comtek Corp., Mitsui Steel Development Co., Inc.

Associated companies (3)

TAMCO

Europe Segment

Europe Segment trades in various commodities and conducts related businesses led by overseas trading subsidiaries in Europe and Africa. Mitsui & Co. Europe PLC is authorized to manage the business of this segment as the center of its regional strategy. Also, this segment is responsible for carrying out diversified business activities together with its subsidiaries and associated companies in collaboration with the operating segments of the Head Office.

Trading subsidiaries (13)

Mitsui & Co. Europe PLC, Mitsui & Co. UK PLC, Mitsui & Co. Deutschland GmbH

Subsidiaries (8)

Associated companies (9)

Companhia Industrial De Resinas Sinteticas, CIRES, S.A.

Other Overseas Areas Segment

This segment includes all of our region-based subsidiaries, liaison offices and associated companies excluding those in our Americas and Europe Segments. The subsidiaries, liaison offices and associated companies in this segment are located primarily in China, the member countries of Association of Southeast Asian Nations (“ASEAN”), Oceania, the Middle East and Southwest Asia. Our Overseas Areas Segment is engaged in business activities that are essentially similar to that of Mitsui.

Trading subsidiaries (20)

Mitsui & Co.(Australia) Ltd., Mitsui & Co. (Hong Kong) Ltd., Mitsui & Co., (Thailand) Ltd., Mitsui & Co. (Taiwan) Ltd., Mitsui & Co. (Middle East) E.C., Mitsui & Co. (Shanghai) Ltd.

Subsidiaries (9)

Associated companies (11)

All Other

This is engaged in certain kinds of services such as development and marketing of systems, financing service and operation services to external customers and/or to the companies and associated companies.

Subsidiaries (18)

Mitsui Knowledge Industry Co., Ltd., Bussan Credit Co., Ltd.

Associated companies (1)

Statements of Consolidated Income
(Unaudited)

			Comparison with
		Six-Month	previous period
	Six-Month	Period Ended
	Period Ended	September 30,	Increase/(Decrease)
	September 30,	2003
	2004	As restated	Amount	%
	(Millions of Yen)
Revenues:
Sales of products	¥1,466,835	¥1,204,048	¥262,787
Sales of services	207,772	205,802	1,970
Other sales	55,974	30,316	25,658

Total revenues	1,730,581	1,440,166	290,415	20.2

Total Trading Transactions:
Six-month period ended September 30, 2004, ¥6,722,917 million
Six-month period ended September 30, 2003, ¥5,946,101 million
Cost of Revenues:
Cost of products sold	1,327,416	1,111,810	215,606
Cost of services sold	28,674	20,016	8,658
Cost of other sales	21,983	15,880	6,103

Total cost of revenues	1,378,073	1,147,706	230,367	20.1

Gross Profit	352,508	292,460	60,048	20.5

Other Expenses (Income):
Selling, general and administrative	250,799	237,803	12,996
Provision for doubtful receivables	3,689	3,589	100
Interest (income) expense — net	(357)	1,507	(1,864)
Dividend income	(13,671)	(10,836)	(2,835)
Gain on sales of securities — net	(24,322)	(11,063)	(13,259)
Loss on write-down of securities	8,036	6,561	1,475
(Gain) loss on disposal or sales of property and equipment — net	(443)	462	(905)
Impairment loss of long-lived assets	8,597	6,961	1,636
Other expense — net	1,158	11,303	(10,145)

Total other expenses	233,486	246,287	(12,801)

Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings	119,022	46,173	72,849	157.8

Income Taxes:
Current	40,274	18,874	21,400
Deferred	36,225	6,635	29,590

Total	76,499	25,509	50,990

Income from Continuing Operations before Minority Interests and Equity in Earnings	42,523	20,664	21,859	105.8
Minority Interests in Earnings of Subsidiaries	(7,367)	(3,582)	(3,785)
Equity in Earnings of Associated Companies — Net (After Income Tax Effect)	26,233	16,096	10,137

Income from Continuing Operations	61,389	33,178	28,211	85.0
Income (Loss) from Discontinued Operations — Net (After Income Tax Effect)	712	(5,071)	5,783
Cumulative Effect of Change in Accounting Principle (After Income Tax Effect)	—	(2,285)	2,285

Net Income	¥62,101	¥25,822	¥36,279	140.5

Note:	In accordance with the Securities and Exchange Commission (“SEC”) Regulation S-X and EITF No. 99-19, the companies have classified their revenues by major class and reported certain revenue transactions with corresponding costs on a gross basis. The prior period figures of “Revenues” and “Cost of revenues” have been restated to conform to the current period presentation.

Consolidated Balance Sheets
(Unaudited)

	September 30,	March 31,	Increase/
	2004	2004	(Decrease)
	(Millions of Yen)
Assets
Current Assets:
Cash and cash equivalents	¥626,801	¥638,299	¥(11,498)
Time deposits	26,351	46,710	(20,359)
Marketable securities	35,484	29,337	6,147
Trade receivables:
Notes and loans, less unearned interest	488,797	467,380	21,417
Accounts	1,736,014	1,706,850	29,164
Associated companies	198,538	186,373	12,165
Allowance for doubtful receivables	(21,314)	(22,498)	1,184
Inventories	560,433	513,016	47,417
Advance payments to suppliers	75,657	62,038	13,619
Deferred tax assets—current	30,547	31,473	(926)
Other current assets	331,117	275,496	55,621

Total current assets	4,088,425	3,934,474	153,951

Investments and Non-current Receivables:
Investments in and advances to associated companies	830,301	726,521	103,780
Other investments	603,483	617,189	(13,706)
Non-current receivables, less unearned interest	494,646	485,446	9,200
Allowance for doubtful receivables	(108,404)	(110,098)	1,694
Property leased to others—at cost, less accumulated depreciation	210,196	230,311	(20,115)

Total investments and non-current receivables	2,030,222	1,949,369	80,853

Property and Equipment—at Cost:
Land, land improvements and timberlands	215,042	220,842	(5,800)
Buildings, including leasehold improvements	332,659	329,405	3,254
Equipment and fixtures	418,391	395,010	23,381
Mineral rights	77,645	27,349	50,296
Vessels	15,674	18,215	(2,541)
Projects in progress	28,995	26,224	2,771

Total	1,088,406	1,017,045	71,361
Accumulated depreciation	(430,585)	(417,906)	(12,679)

Net property and equipment	657,821	599,139	58,682

Intangible Assets, less Accumulated Amortization	95,837	90,809	5,028

Deferred Tax Assets—Non-current	31,589	32,406	(817)

Other Assets	120,826	109,831	10,995

Total	¥7,024,720	¥6,716,028	¥308,692

Note:	Mineral rights are classified as “Property and Equipment—at Cost” at September 30, 2004, which were formerly included in “Intangible Assets, less Accumulated Amortization.” The figures at March 31, 2004 have been reclassified to conform to the current period presentation.

Liabilities and Shareholders’ Equity

	September 30,	March 31,	Increase/
	2004	2004	(Decrease)
	(Millions of Yen)
Current Liabilities:
Short-term debt	¥592,685	¥646,746	¥(54,061)
Current maturities of long-term debt	261,731	357,675	(95,944)
Trade payables:
Notes and acceptances	125,377	124,321	1,056
Accounts	1,498,455	1,467,516	30,939
Associated companies	86,392	76,360	10,032
Accrued expenses:
Income taxes	36,792	32,628	4,164
Interest	22,311	20,210	2,101
Other	53,762	39,522	14,240
Advances from customers	94,603	83,273	11,330
Other current liabilities	266,038	185,534	80,504

Total current liabilities	3,038,146	3,033,785	4,361

Long-term Debt, less Current Maturities	2,730,739	2,541,221	189,518

Accrued Pension Costs and Liability for Severance Indemnities	49,723	52,296	(2,573)

Deferred Tax Liabilities—Non-current	86,820	47,387	39,433

Minority Interests	84,558	78,061	6,497

Shareholders’ Equity:
Common stock	192,493	192,487	6
Capital surplus	288,041	287,763	278
Retained earnings:
Appropriated for legal reserve	37,038	36,633	405
Unappropriated	604,892	549,521	55,371
Accumulated other comprehensive income (loss):
Unrealized holding gains and losses on available-for-sale securities	64,195	69,729	(5,534)
Foreign currency translation adjustments	(142,962)	(161,454)	18,492
Minimum pension liability adjustment	(5,484)	(5,743)	259
Net unrealized gains and losses on derivatives	(2,778)	(3,996)	1,218

Total accumulated other comprehensive loss	(87,029)	(101,464)	14,435

Treasury stock, at cost	(701)	(1,662)	961

Total shareholders’ equity	1,034,734	963,278	71,456

Total	¥7,024,720	¥6,716,028	¥308,692

Statements of Consolidated Shareholders’ Equity

	Six-Month Period Ended
	September 30, 2004	Year Ended
	(Unaudited)	March 31, 2004
	(Millions of Yen)
Common Stock:
Balance at beginning of period	¥192,487	¥192,487
Common stock issued upon conversion of bonds	6	—

Balance at end of period	¥192,493	¥192,487

Capital Surplus:
Balance at beginning of period	¥287,763	¥287,756
Conversion of bonds	6	—
Gain on sales of treasury stock	6	7
Exchange of treasury stock for subsidiary’s stock	266	—

Balance at end of period	¥288,041	¥287,763

Retained Earnings:
Appropriated for Legal Reserve:
Balance at beginning of period	¥36,633	¥36,382
Transfer from unappropriated retained earnings	405	251

Balance at end of period	¥37,038	¥36,633

Unappropriated:
Balance at beginning of period	¥549,521	¥494,038
Net income	62,101	68,387
Cash dividends paid	(6,325)	(12,653)
Dividends paid per share:
Six-month period ended September 30, 2004, ¥4.0;
Year ended March 31, 2004, ¥8.0
Transfer to retained earnings appropriated for legal reserve	(405)	(251)

Balance at end of period	¥604,892	¥549,521

Accumulated Other Comprehensive Income (Loss)
(After Income Tax Effect):
Balance at beginning of period	¥(101,464)	¥(147,138)
Unrealized holding gains and losses on available-for-sale securities	(5,534)	66,324
Foreign currency translation adjustments	18,492	(20,401)
Minimum pension liability adjustment	259	988
Net unrealized gains and losses on derivatives	1,218	(1,237)

Balance at end of period	¥(87,029)	¥(101,464)

Treasury Stock, at Cost
Balance at beginning of period	¥(1,662)	¥(1,378)
Purchases of treasury stock	(260)	(356)
Sales of treasury stock	25	72
Exchange of treasury stock for subsidiary’s stock	1,196	—

Balance at end of period	¥(701)	¥(1,662)

Note: Appropriations of retained earnings are reflected in the financial statements upon shareholders’ approval.

	Six-Month Period Ended
	September 30, 2004	Year Ended
	(Unaudited)	March 31, 2004
	(Millions of Yen)
Summary of Changes in Equity from Nonowner Sources
(Comprehensive Income (Loss)):
Net income	¥62,101	¥68,387
Other comprehensive income (loss) (after income tax effect):
Unrealized holding gains and losses on available-for-sale securities	(5,534)	66,324
Foreign currency translation adjustments	18,492	(20,401)
Minimum pension liability adjustment	259	988
Net unrealized gains and losses on derivatives	1,218	(1,237)

Changes in equity from nonowner sources	¥76,536	¥114,061

Statements of Consolidated Cash Flows
(Unaudited)

	Six-Month	Six-Month
	Period Ended	Period Ended
	September 30, 2004	September 30, 2003
	(Millions of Yen)
Operating Activities:
Net income	¥62,101	¥25,822
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	33,395	27,025
Pension and severance costs, less payments	(12,933)	(416)
Provision for doubtful receivables	3,689	3,589
Gain on sales of securities — net	(24,322)	(11,063)
Loss on write-down of securities	8,036	6,561
(Gain) loss on disposal or sales of property and equipment — net	(443)	462
Impairment loss of long-lived assets	8,597	6,961
Deferred income taxes	36,225	6,635
Equity in earnings of associated companies, less dividends received	(5,764)	(9,291)
(Gain) loss from discontinued operations — net (after income tax effect)	(712)	5,071
Cumulative effect of change in accounting principle (after income tax effect)	—	2,285
Changes in operating assets and liabilities:
(Increase) decrease in trade receivables	(42,978)	94,235
(Increase) decrease in inventories	(37,183)	5,938
Increase (decrease) in trade payables	31,077	(73,990)
Other — net	26,339	12,461

Net cash provided by operating activities	85,124	102,285

Investing Activities:
Net decrease in time deposits	21,387	1,603
Investments in and advances to associated companies	(68,956)	(141,712)
Sales of investments in and collection of advances to associated companies	7,943	59,869
Acquisitions of other investments	(60,968)	(77,749)
Proceeds from sales of other investments	51,957	84,821
Increase in long-term loan receivables	(23,650)	(21,722)
Collection of long-term loan receivables	34,818	40,749
Additions to property leased to others and property and equipment	(98,968)	(58,101)
Proceeds from sales of property leased to others and property and equipment	23,256	21,915

Net cash used in investing activities	(113,181)	(90,327)

Financing Activities:
Net decrease in short-term debt	(53,017)	(142,602)
Proceeds from long-term debt	355,191	452,898
Repayments of long-term debt	(284,367)	(340,442)
Purchases of treasury stock — net	(229)	(99)
Payments of cash dividends	(6,325)	(6,327)

Net cash provided by (used in) financing activities	11,253	(36,572)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	5,306	(7,236)

Net Decrease in Cash and Cash Equivalents	(11,498)	(31,850)
Cash and Cash Equivalents at Beginning of Period	638,299	694,813

Cash and Cash Equivalents at End of Period	¥626,801	¥662,963

Note:	In accordance with SFAS No. 144, the figures for the six-month period ended September 30, 2003 relating to discontinued operations have been reclassified.

Basis of Financial Statements and Summary
of Significant Accounting Policies

I. Basis of Financial Statements

The accompanying consolidated financial statements of Mitsui & Co., Ltd. (the “Company”) and its subsidiaries (collectively, the “companies”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

II. Summary of Significant Accounting Policies

(1)	Inventories

Inventories, consisting mainly of commodities and materials for resale, are stated at the lower of cost, principally on the specific-identification basis, or market.

(2)	Debt and marketable equity securities

The companies classify debt and marketable equity securities, at acquisition, into one of three categories: held-to-maturity, available-for-sale or trading under provisions of Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

Trading securities are carried at fair value and unrealized holding gains and losses are included in earnings. Debt securities are classified as held-to-maturity and measured at amortized cost in the Consolidated Balance Sheets only if the companies have the positive intent and ability to hold those securities to maturity. Premiums and discounts amortized in the period are included in interest income.

Debt and marketable equity securities other than those classified as trading or held-to-maturity securities are classified as available-for-sale securities and carried at fair value with such unrealized holding gains and losses reported as “Unrealized holding gains and losses on available-for-sale securities” in Shareholders’ Equity after income tax effects.

(3)	Depreciation

Depreciation of property and equipment (including property leased to others) is computed principally under the declining-balance method for assets located in Japan and under the straight-line method for assets located outside Japan, using rates based upon the estimated useful lives of the related property and equipment.

Leasehold improvements are amortized over the lessor of the useful life of the improvement or the term of the underlying lease.

(4)	Pension and severance indemnities plans

The companies have pension plans and/or severance indemnities plans covering substantially all employees other than directors. The costs of the pension plans and severance indemnities plans are accrued based on amounts determined using actuarial methods in accordance with SFAS No. 87, “Employers’ Accounting for Pensions.”

(5)	Derivative instruments and hedging activities

All derivative instruments are recognized and measured at fair value as either assets or liabilities and changes in the fair value are currently recognized in earnings or reported as “Net unrealized gains and losses on derivatives” in Shareholders’ Equity after income tax effects, depending on the intended use of the derivative instruments and its resulting hedge designation.

(6)	Business combinations and intangible assets

Under provisions of SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets,” all business combinations are accounted for using the purchase method, and goodwill acquired upon business combinations and indefinite-lived intangible assets are tested for impairment annually or more frequently if impairment indicators arise.

(7)	Discontinued operations

The companies present the results of discontinued operations (including operations of a subsidiary that either has been disposed of or is classified as held for sale) as a separate line item in the Statements of Consolidated Income under “Income (Loss) from Discontinued Operations—Net (After Income Tax Effect)” in accordance with SFAS No. 144. The amounts in the Statements of Consolidated Income and the Statements of Consolidated Cash Flows for the previous periods have been reclassified.

(8)	Asset retirement obligations

Under provisions of SFAS No. 143, “Accounting for Asset Retirement Obligations,” the companies record a liability for an asset retirement obligation at fair value in the period in which it is incurred. When the liability is initially recorded, the companies capitalize the related cost by increasing the carrying amount of the long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset.

For the six-month period ended September 30, 2003, the companies recognized the cumulative effect of initially applying SFAS No. 143 as a separate line item in the Statements of Consolidated Income under “Cumulative Effect of Change in Accounting Principle (After Income Tax Effect),” which represents the difference between the amounts recognized in the Consolidated Balance Sheets prior to the application of SFAS No. 143 and the net amount that is recognized in the Consolidated Balance Sheets pursuant to provisions of SFAS No. 143 for the asset retirement obligations and related costs as of April 1, 2003.

(9)	Revenue presentation

The revenues are presented under EITF No. 99-19 and are classified by major class as required by the SEC Regulation S-X, Rule 5-03.

(10)	Consolidation of variable interest entities

The variable interest entities where the Company or one of its subsidiaries is a primary beneficiary are consolidated in accordance with FASB Interpretation No. 46, “Consolidation of Variable Interest Entities (revised in December 2003)—an Interpretation of ARB No. 51”.

(11)	Classification of mineral rights

In March 2004, the FASB Emerging Issues Task Force reached a consensus on Issue No. 04-2 (“EITF No. 04-2”), “Whether Mineral Rights are Tangible or Intangible Assets,” and in April 2004, FASB, in relation to this, issued FASB Staff Position (“FSP”) Nos. FAS 141-1 and FAS 142-1 which amends SFAS No. 141 and 142. EITF No. 04-2 requires mineral rights held by mining entities other than oil and gas producing entities that are within the scope of SFAS No. 19, “Financial Accounting and Reporting by Oil and Gas Producing Companies” be accounted for as tangible assets.

In September 2004, FASB also issued FSP No. FAS 142-2. This FSP clarified the scope exception of SFAS No. 142 and accepted the current accounting practice followed by oil and gas producing entities within the scope of SFAS No.19, where mineral rights are generally classified as tangible assets. In accordance with EITF No. 04-2 and above mentioned FSPs, mineral rights that were previously classified as intangible assets have been reclassified as tangible assets in the Consolidated Balance Sheets.

(12)	Investments in limited liability companies (“LLCs”)

In March 2004, the FASB Emerging Issues Task Force reached a consensus on Issue No. 03-16 (“EITF No. 03-16”), “Accounting for Investments in Limited Liability Companies.” EITF No. 03-16 requires investments of more than 3 to 5 percent in an LLC that maintain a specific ownership account for each investor be accounted for by the equity method.

EITF No. 03-16 is effective for reporting periods beginning after June 15, 2004. The effect of adoption of this consensus on the companies’ financial position and results of operations was immaterial.

(13)	Reclassification

Certain reclassifications have been made to prior period and prior year amounts to conform to the current period presentation.

Net Income per Share
(Unaudited)

The following is a reconciliation of basic net income per share to diluted net income per share for the six-month periods ended September 30, 2004 and 2003:

Six-month period ended September 30, 2004 (from April 1, 2004 to September 30, 2004)

	Net income	Shares
	(numerator)	(denominator)	Per share amount
	Millions of Yen	In Thousands	Yen
Basic Net Income per Share:
Net income available to common shareholders	62,101	1,582,499	39.24
Effect of Dilutive Securities:
1.05% convertible bonds due 2009	296	105,316
Diluted Net Income per Share:

Net income available to common shareholders after effect of dilutive securities	62,397	1,687,815	36.97

Six-month period ended September 30, 2003 (from April 1, 2003 to September 30, 2003)

	Net income	Shares
	(numerator)	(denominator)	Per share amount
	Millions of Yen	In Thousands	Yen
Basic Net Income per Share:
Net income available to common shareholders	25,822	1,581,283	16.33
Effect of Dilutive Securities:
1.05% convertible bonds due 2009	291	105,319

Diluted Net Income per Share:
Net income available to common shareholders after effect of dilutive securities	26,113	1,686,602	15.48

Segment Information
(Unaudited)

1. Operating Segment Information

Six-month period ended September 30, 2004 (from April 1, 2004 to September 30, 2004)

		Machinery,			Consumer
	Metal Products	Electronics &			Products	Logistics &
	& Minerals	information	Chemical	Energy	& Services	Financial Markets
	(Millions of Yen)
Total Trading Transactions:
External customers	1,268,372	1,320,317	904,448	660,348	1,332,067	42,774
Intersegment	117,362	73,514	205,854	52,826	55,373	2,100

Total	1,385,734	1,393,831	1,110,302	713,174	1,387,440	44,874

Gross Profit	57,088	62,533	39,214	41,831	77,726	22,189

Operating Income (Loss)	31,280	11,864	8,392	23,370	17,711	9,460

Net Income	22,014	16,847	6,375	23,739	9,736	6,630

Total Assets at September 30, 2004	1,135,092	1,206,202	680,823	727,389	1,079,327	372,071

			Other			Adjustments	Consolidated
	Americas	Europe	Overseas Areas	Total	All Other	and Eliminations	Total
Total Trading Transactions:
External customers	594,936	196,637	390,024	6,709,923	11,891	1,103	6,722,917
Intersegment	241,668	205,521	478,013	1,432,231	5,326	(1,437,557)	—

Total	836,604	402,158	868,037	8,142,154	17,217	(1,436,454)	6,722,917

Gross Profit	23,325	10,389	12,596	346,891	5,776	(159)	352,508

Operating Income (Loss)	6,605	1,628	4,094	114,404	(425)	(15,959)	98,020

Net Income	6,997	2,545	6,992	101,875	167	(39,941)	62,101

Total Assets at September 30, 2004	433,561	306,216	255,263	6,195,944	2,200,156	(1,371,380)	7,024,720

Six-month period ended September 30, 2003 (from April 1, 2003 to September 30, 2003)

		Machinery,			Consumer
	Metal Products	Electronics &			Products	Logistics &
	& Minerals	information	Chemical	Energy	& Services	Financial Markets
	(Millions of Yen)
Total Trading Transactions:
External customers	1,054,524	1,274,942	734,116	675,051	1,267,959	41,928
Intersegment	133,501	78,863	192,119	54,172	59,509	16,099

Total	1,188,025	1,353,805	926,235	729,223	1,327,468	58,027

Gross Profit	36,725	62,014	43,235	25,266	64,128	15,584

Operating Income (Loss)	13,280	11,675	14,933	9,030	10,445	4,183

Net Income (Loss)	10,886	10,954	6,294	10,412	6,086	1,622

Total Assets at September 30, 2003	943,239	1,206,563	588,226	536,641	1,073,408	290,022

			Other			Adjustments	Consolidated
	Americas	Europe	Overseas Areas	Total	All Other	and Eliminations	Total
Total Trading Transactions:
External customers	422,614	170,808	301,027	5,942,969	11,594	(8,462)	5,946,101
Intersegment	229,268	155,341	384,978	1,303,850	4,858	(1,308,708)	—

Total	651,882	326,149	686,005	7,246,819	16,452	(1,317,170)	5,946,101

Gross Profit	20,905	9,121	11,594	288,572	4,759	(871)	292,460

Operating Income (Loss)	4,465	979	3,232	72,222	(1,547)	(19,607)	51,068

Net Income (Loss)	(112)	444	5,309	51,895	(1,499)	(24,574)	25,822

Total Assets at September 30, 2003	388,981	213,527	208,133	5,448,740	2,080,722	(1,058,469)	6,470,993

Notes:

1.	In accordance with SFAS No.144, the figures of “Consolidated Total” for the six-month period ended September 30, 2003 have been reclassified. The reclassifications to “Income (Loss) from Discontinued Operations — Net (After Income Tax Effect)” are included in “Adjustments and Eliminations.”

2.	Effective April 1, 2004, the companies integrated the business operations of their domestic branches and offices into business units in the Head Office, reorganized business units in the Head Office, and the composition of reportable operating segments was changed in the six-month period ended September 30, 2004. The operating segment information for the six-month period ended September 30, 2003 has been restated to conform to the current period presentation. The primary changes are as follows:

(a)	The former “Domestic Branches and Offices” was abolished and transferred to each product-focused operating segment in the Head Office based on the nature of previous operations.

(b)	Certain operations, which had been included in “Metal Products & Minerals” and “All Other”, were reported as “Logistics & Financial Markets.”

(c)	The media-related businesses oriented to consumers, which had been included in “Machinery, Electronics & Information,” were transferred to “Consumer Products & Services.”

3.	“All Other” includes business activities which primarily provide services, such as development and marketing of systems, financing service, and operation services to external customers and/or to the companies and associated companies. Total assets of “All Other” at September 30, 2004 and 2003 consist primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.

4.	Net loss of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of inter-segment transactions.

Net loss of “Adjustments and Eliminations” for the six-month period ended September 30, 2004 includes a) a charge of ¥19,118 million for the valuation allowance for deferred tax assets and b) ¥8,487 million in general and administrative expenses of the corporate departments (all amounts are after income tax effects).

Net loss of “Adjustments and Eliminations” for the six-month period ended September 30, 2003 includes a) a charge of ¥11,868 million for pension related items and b) ¥6,355 million in general and administrative expenses of the corporate departments excluding pension costs (all amounts are after income tax effects).

5.	Transfers between operating segments are made at cost plus a markup.

6.	Operating Income (Loss) reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables.

2. Geographic Area Segment Information

Six-month period ended September 30, 2004 (from April 1, 2004 to September 30, 2004)

		North
	Japan	America	Europe	Asia	Oceania	Other Areas	Eliminations	Consolidated
	(Millions of Yen)
Total Trading Transactions:
Outside	5,220,010	673,591	330,686	323,772	47,585	127,273	—	6,722,917
Interarea	487,495	205,004	174,236	227,121	146,319	172,556	(1,412,731)	—

Total	5,707,505	878,595	504,922	550,893	193,904	299,829	(1,412,731)	6,722,917

Operating Income	38,757	14,242	9,172	11,636	16,569	8,093	(449)	98,020

Identifiable Assets at September 30, 2004	5,552,806	882,241	685,569	499,927	337,240	269,872	(2,033,236)	6,194,419

Investments in and Advances to Associated Companies								830,301

Total Assets at September 30, 2004								7,024,720

Six-month period ended September 30, 2003 (from April 1, 2003 to September 30, 2003)

		North
	Japan	America	Europe	Asia	Oceania	Other Areas	Eliminations	Consolidated
	(Millions of Yen)
Total Trading Transactions:
Outside	4,760,595	481,736	270,120	283,148	33,460	117,042	—	5,946,101
Interarea	361,278	164,929	139,109	204,634	105,811	130,724	(1,106,485)	—

Total	5,121,873	646,665	409,229	487,782	139,271	247,766	(1,106,485)	5,946,101

Operating Income	20,827	8,996	1,945	4,586	9,393	5,486	(165)	51,068

Identifiable Assets at September 30, 2003	5,371,164	780,198	508,515	345,156	218,132	208,288	(1,630,498)	5,800,955

Investments in and Advances to Associated Companies								670,038

Total Assets at September 30, 2003								6,470,993

Notes:

1.	In addition to the disclosure based on SFAS No.131, “Disclosures about Segments of an Enterprise and Related Information,” the Company discloses this segment information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law.

2.	In accordance with SFAS No.144, the results of discontinued operations are eliminated from Total Trading Transactions and Operating Income in each geographic area segment. The figures in the previous period have been reclassified.

3.	Other Areas consist principally of Latin America and the Middle East.

4.	Transfers between geographic areas are made at cost plus a markup.

5.	Operating Income reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables.

Marketable Securities

Debt and Equity Securities

At September 30, 2004 and March 31, 2004, the aggregate cost, fair value and unrealized holding gains-net on available-for-sale securities and the amortized cost, fair value and unrealized holding gains-net on held-to-maturity debt securities were as follows:

	September 30, 2004
			Unrealized
	Aggregate	Fair	Holding
	Cost	Value	Gains-net
	(Unaudited)
	(Millions of Yen)
Available-for-sale:
Marketable equity securities	159,691	270,902	111,211
Foreign debentures, commercial paper and other debt securities	250,428	250,455	27

			Unrealized
	Amortized	Fair	Holding
	Cost	Value	Gains-net
Held-to-maturity debt securities, consisting principally of foreign debentures	948	948	0

	March 31, 2004
			Unrealized
	Aggregate	Fair	Holding
	Cost	Value	Gains-net
	(Millions of Yen)
Available-for-sale:
Marketable equity securities	178,609	297,018	118,409
Foreign debentures, commercial paper and other debt securities	206,429	206,551	122

			Unrealized
	Amortized	Fair	Holding
	Cost	Value	Gains-net
Held-to-maturity debt securities, consisting principally of foreign debentures	2,106	2,106	0